Invesco ETFs 3500 Lacey Road, Suite 700 Downers Grove, IL 60515

July 5, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attention: Seamus O’Brien

Re:	Invesco Actively Managed Exchange-Traded Fund Trust

File Nos. 333-147622; 811-22148

Responses to Comments on Post-Effective Amendment No. 543

Dear Mr. O’Brien:

This letter responds to comments from the staff (“Staff”) of the U.S. Securities and Exchange Commission (the “SEC”), which you conveyed via telephone on June 11, 2024, regarding Post-Effective Amendment No. 543 to the registration statement (the “Amendment”) under the Securities Act of 1933, as amended, of Invesco Actively Managed Exchange-Traded Fund Trust (the “Trust”), which is also Post-Effective Amendment No. 544 to the Trust’s registration statement under the Investment Company Act of 1940, as amended (the “1940 Act”). The Amendment was filed with the SEC on April 24, 2024, to register one new series of the Trust: Invesco MSCI EAFE Income Advantage ETF (the “Fund”). For your convenience, each of your comments, as we understand them, is repeated below, with the Trust’s responses immediately following. Where revised disclosure from the Amendment is included in a response, we have marked the new disclosure in bold below to show those changes. We also confirm that defined terms used below have the same meanings as in the Amendment.

1.	Comment:	Where a comment is made with respect to the disclosure in one part of the subsequent post-effective amendment, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

	Response:	We confirm that if disclosure is revised in one part of the subsequent post-effective amendment in response to a comment from the Staff, we will make corresponding changes to the disclosure in other applicable locations of the post-effective amendment.

2.	Comment:	The Staff notes that portions of the Amendment are incomplete. Please fill in all bracketed language and placeholders and refresh all table of contents prior to effectiveness.

U.S. Securities and Exchange Commission

Mr. Seamus O’Brien

July 5, 2024

	Response:	We confirm that all missing or bracketed information in the Amendment will be incorporated in a complete, subsequent post-effective amendment. Such subsequent amendment also will reflect all changes discussed in this letter and will refresh all table of contents.

3.	Comment:	The “Principal Investment Strategies” section of the prospectus states: “The portfolio managers may adjust the portion of the Fund’s assets allocated between the equity portfolio and options-based income component on a periodic basis to balance yield targets, account for market movements, provide equity participation with less volatility, and provide downside protection.” Please clarify this disclosure. Specifically, do the ELNs have built in downside protection, or does the Fund otherwise purchase such protection outside the ELNs?

	Response:	The ELNs in which the Fund will invest are designed to provide limited downside protection and reduce the volatility associated with the Fund’s equity portfolio. This can be accomplished through both the specific options positions (e.g., long puts) embedded within the ELN and the premiums the Fund receives from selling options within the ELN (the premiums can reduce or offset potential losses incurred by the Fund’s equity portfolio). Separately, the portfolio managers also seek to achieve some downside protection by holding a portion of the Fund’s portfolio in cash, thereby reducing the Fund’s equity market risk.

The disclosure in the “Principal Investment Strategies” section of the prospectus has been revised in response to the Staff’s comments as set forth on Appendix A hereto.

4.	Comment:	The “Principal Investment Strategies” section of the prospectus states: “When the Fund sells call options within an ELN, it receives a premium but limits its opportunity to profit from an increase in the market value of either the underlying benchmark or ETF to the exercise price (plus the premium received).” Please clarify this disclosure. What does it mean for the Fund to sell options within the ELN?

	Response:	As set forth on Appendix A hereto, the “Principal Investment Strategies” section of the Fund’s prospectus has been revised to include additional disclosure on what it means to sell a call option within an ELN.

5.	Comment:	The “Principal Investment Strategies” section of the prospectus states: “In addition to its investment in ELNs, the Fund can invest in other derivative instruments, including futures and options contracts. The Fund can use futures and options contracts, including equity index and ETF futures and options, to gain exposure to the broad market in connection with managing cash balances. The Fund can hold long and short positions in equity index futures and options to hedge against adverse movements in the equity markets.” Please move non-principal strategies to the SAI, or otherwise clarify why this discussion would entail a principal strategy. Additionally, to the extent the Fund uses derivatives as part of its principal investment strategy, it should (i) discuss the specific derivative instruments used (i.e., options based income strategy implemented through ELNs), (ii) adequately address how the use of such derivatives achieve the principal strategies and investment objective, and (iii) not include extraneous discussions of

U.S. Securities and Exchange Commission

Mr. Seamus O’Brien

July 5, 2024

derivatives to ensure that the information provided is not too generic or standardized. (See the Barry Miller Letter to the ICI dated July 30, 2010).

	Response:	We have reviewed the Principal Investment Strategies disclosure in light of the Barry Miller Letter and the Fund’s anticipated use of derivatives and believe that the included disclosure is appropriately provided within the Fund’s Principal Investment Strategies. We note in particular that the disclosure cites the specific derivatives that the Fund may employ (i.e., futures and options contracts) and the purposes for which the Fund intends to use such derivatives to achieve its investment objective (i.e., to gain exposure to the board market in connection with managing cash balances, or to hedge against adverse movements in the equity markets). Consequently, we do not believe that the disclosure needs to be modified.

6.	Comment:	The “Principal Investment Strategies” section of the prospectus states: “The Fund may also hold a substantial portion of its assets in cash or cash equivalents, including treasury bills and money market funds [in] an effort to maintain high liquidity and a downside buffer.” Regarding the phrase “downside buffer,” please clarify the disclosure. Specifically, how does maintaining a substantial portion of assets in cash and cash equivalents help the Fund to maintain a downside buffer? Please clarify how the principal investments that the Fund intends to make will create the downside buffer. In other words, what investments or features of ELNs provide option-based income versus providing downside protection. Please clarify whether any buffer would provide only limited protection against loss.

	Response:	As set forth on Appendix A hereto, the “Principal Investment Strategies” section of the Fund’s prospectus has been revised to further clarify how the Fund’s ELN component and cash allocation are intended to provide downside protection and reduce volatility.

7.	Comment:	The “Principal Investment Strategies” section of the prospectus states that the portfolio managers “seek to construct the Fund’s equity portfolio by investing in the securities that comprise the Index approximately in proportion to their weightings in the Index.” Clarify with greater specificity what portion of the Fund’s assets will be invested in securities tracking the Index, as compared to what portion will be invested in ELNs and in cash or cash equivalents.

	Response:	The Fund expects, under normal market conditions, to invest primarily in equity securities, with a smaller allocation to ELNs and cash and cash equivalents. Generally, allocations to equity securities may be expected to range anywhere between 70% and 85% of the Fund’s assets, with the remainder allocated to ELNs and cash and cash equivalents. However, at times, the Fund’s assets may be invested in different proportions, as determined by the Adviser based on its assessment of market conditions. The disclosure has been revised as follows:

~~The~~ From time to time, the portfolio managers may adjust the portion of the Fund’s assets allocated ~~between~~ among the equity portfolio, options-based income component, and cash or cash equivalents ~~on a periodic basis~~ in any amount based on their analysis of market conditions, and in order to balance

U.S. Securities and Exchange Commission

Mr. Seamus O’Brien

July 5, 2024

yield targets, account for market movements, provide equity participation with less volatility, and provide limited downside protection.

8.	Comment:	The “Principal Investment Strategies” section of the prospectus states: “As of [ ], the Index had significant exposure to the [ ] sector.” Please complete this sentence; also, please confirm supplementally which sectors the Index has specific exposure to.

	Response:	The Fund confirms that the above-referenced disclosure has been removed from the Amendment. The Fund confirms that, as of May 31, 2024, the Index was not concentrated in any industry or sector.

9.	Comment:	The “Derivatives Risk” disclosure in the “Principal Risks of Investing in the Fund” section of the prospectus contains similar disclosure about the various uses of derivatives as disclosed in comment no. 5. Please clarify which derivatives the Fund will utilize and please clarify the disclosure according to the three points set forth in comment no. 5.

	Response:	We have reviewed the risk disclosures pertaining to derivatives and do not believe that the disclosures needs to be modified. The “Derivatives Risk” risk disclosure gives a discussion about the uses of derivatives and their associated risks generally, and then the “Future Contracts Risk” and “Options Risk” disclosures provide additional specific discussion of the risks unique to futures and options, which are in addition to, and not duplicative of, the risks that are set forth in the “Derivatives Risk” section.

* * *

We believe that this information responds to all of your comments. Should you have any questions regarding these matters, please call me at (630) 315-2341 or Mark Greer at (312) 964-3505.

Sincerely,

/s/ Will McAllister
Will McAllister Senior Counsel, Invesco

cc:	Adam Henkel, Esq.

Eric Purple, Esq.

Alan Goldberg, Esq.

Mark Greer, Esq.

U.S. Securities and Exchange Commission

Mr. Seamus O’Brien

July 5, 2024

Appendix A

Principal Investment Strategies

The Fund seeks to achieve its investment objective by: (1) investing in a portfolio of U.S. equity securities designed to track the performance, before fees and expenses, of the MSCI EAFE Index (the “Index”) or U.S.-listed exchange-traded funds (ETFs) that seek to track the performance of the Index, or both, and (2) utilizing an options-based income strategy implemented through equity-linked notes (ELNs) with exposure to either the Index or ETFs tracking the Index. The Fund may also hold a substantial portion of its assets in cash or cash equivalents, including treasury bills and money market funds in an effort to maintain high liquidity and provide ~~a downside buffer~~ additional downside protection by limiting the Fund’s exposure to equity market risk.

[. . .]

The portfolio managers seek to construct the options-based income component of the Fund’s portfolio by investing in high-income, short-term ELNs with a focus on downside protection. The ELNs in which the Fund seeks to invest are hybrid derivative-type instruments that are specially designed to combine the characteristics of investing in one or more underlying equity securities or an index of equity securities and a related equity derivative, such as a put or call option (or a combination thereof), in a single note form (typically senior, unsecured debt) issued by financial institutions. The options within the ELNs in which the Fund invests will be based on the Index or on ETFs that replicate the Index, and such options will generally have covered call and/or cash secured put strategies embedded within them. When the Fund purchases an ELN from the issuing counterparty, the Fund is generally entitled to receive a premium generated by options positions within the ELN. Therefore, the ELNs are intended to provide recurring cash flow to the Fund based on the premiums received from selling the options. The Fund’s portfolio of ELNs will be issued by a diversified group of U.S. and international financial institutions. The portfolio managers seek to enhance portfolio diversification by staggering the maturity dates of the ELNs in the Fund’s portfolio in an attempt to create more consistent returns over time.

Selling a call option entitles the seller to a premium equal to the value of the option at the time of trade. When the Fund sells call options within an ELN, it receives a premium but limits its opportunity to profit from an increase in the market value of either the underlying benchmark or ETF to the exercise price of the call option (plus the premium received). The maximum potential gain on the ~~instrument~~ call option embedded within the ELN will be equal to the difference between the exercise price of the option and the purchase price of the underlying benchmark or ETF at the time the option is written, plus the premium received. Accordingly, because these premiums can partially offset losses incurred by the Fund’s equity portfolio, the Fund’s investments in ELNs may reduce the Fund’s volatility relative to the Index, while providing limited downside protection against declines in the value of the Fund’s equity portfolio.

[…]

The portion of the portfolio maintained in cash and cash equivalents is aimed at providing additional downside protection by limiting the ~~ELN portfolio’s~~ Fund’s exposure to equity market risk.

~~The~~ From time to time, the portfolio managers may adjust the portion of the Fund’s assets allocated ~~between~~ among the equity portfolio, options-based income component, and cash or cash equivalents ~~on a periodic basis~~ in any amount based on their analysis of market conditions, and in order to balance yield targets, account for market movements, provide equity participation with less volatility, and provide limited downside protection.